Exhibit 99.1

Regulated and inside information[1]	Brussels / 28 October 2021 / 7.00am CET

Anheuser-Busch InBev Reports Third Quarter 2021 Results

Momentum continues with top- and bottom-line growth ahead of pre-pandemic levels

“During the third quarter, we delivered top- and bottom-line growth versus both 2020 and pre-pandemic levels of 2019 driven by relentless execution, investment in our brands and accelerated digital transformation. As a result of our performance and our continued momentum we are raising the bottom-end of our EBITDA guidance.” - Michel Doukeris, CEO

Total Volume

+3.4%

In 3Q21, total volumes grew by 3.4%, with own beer volumes up by 2.8% and non-beer volumes up by 7.8%. In 9M21, total volumes grew by 11.9% with own beer volumes up by 12.1% and non-beer volumes up by 10.7%.

Total Revenue

+ 7.9%

In 3Q21, revenue grew by 7.9% with revenue per hl growth of 4.3%. In 9M21, revenue grew by 17.0% with revenue per hl growth of 4.7%.

Global Brands Revenue

+9.3% (outside their home markets)

In 3Q21, combined revenues of our three global brands, Budweiser, Stella Artois and Corona, increased by 5.0% globally and by 9.3% outside of their respective home markets. In 9M21, the combined revenues of our global brands increased by 18.0% globally and by 22.7% outside of their respective home markets.

Normalized EBITDA

+ 3.0%

Normalized EBITDA increased by 3.0% in 3Q21 and by 14.5% in 9M21. Normalized EBITDA margin was 36.5% in 3Q21 and 35.7% in 9M21. The 9M21 Normalized EBITDA figures include an impact of 226 million USD from tax credits in Brazil. For more details, please see page 11.

Underlying Profit

1 699 million USD

Underlying profit (normalized profit attributable to equity holders of AB InBev excluding mark-to-market gains and losses linked to the hedging of our share-based payment programs and the impact of hyperinflation) was 1 699 million USD in 3Q21 compared to 1 601 million USD in 3Q20 and was 4 290 million USD in 9M21 compared to 3 407 million USD in 9M20. Normalized profit attributable to equity holders of AB InBev was 1 002 million USD in 3Q21 versus 1 578 million USD in 3Q20 and 3 926 million USD in 9M21 versus 1 654 million USD in 9M20.

Underlying EPS

0.85 USD

Underlying EPS (Normalized EPS excluding mark-to-market gains and losses linked to the hedging of our share-based payment programs and the impact of hyperinflation) was 0.85 USD in 3Q21, an increase from 0.80 USD in 3Q20 and was 2.14 USD in 9M21, an increase from 1.71 USD in 9M20. Normalized EPS in 3Q21 was 0.50 USD, a decrease from 0.79 USD in 3Q20. Normalized EPS in 9M21 was 1.96 USD, an increase

1The enclosed information constitutes inside information as defined in Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse, and regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

ab-inbev.com	Press release – 28 October 2021 – 1

MANAGEMENT COMMENTS

Momentum continues with top- and bottom-line growth ahead of pre-pandemic levels

Led by the consistent execution of our consumer- and customer-centric strategy, we delivered top-line growth of low-teens versus 3Q19 pre-pandemic levels, despite ongoing COVID-19 impacts and supply chain constraints in some key markets.

On a year-over-year basis, we grew top-line by 7.9%, comprised of a healthy mix of 3.4% volume and 4.3% revenue per hl growth driven by revenue management and premiumization. EBITDA increased by 3.0% as top-line growth was partially offset by anticipated transactional FX and commodity headwinds, coupled with elevated supply chain costs in certain markets. Additionally, SG&A increased due to a volume-driven increase in distribution costs and higher variable compensation accruals.

In line with our financial discipline and deleveraging objectives, there will be no interim dividend. The Board’s proposal with respect to a full year 2021 dividend will be announced with our FY21 results on 24 February 2022.

Winning consumer- and customer-centric commercial strategy:

●	Reaching more consumers in more occasions with our best-in-class portfolio:

o	Leading and growing the beer category:
◾

Our mainstream portfolio delivered healthy revenue growth of 4.0% and we once again outperformed the industry across most of our main markets according to our estimates. Our premium portfolio continued to lead our growth, representing over 30% of our revenue and delivering 11.3% revenue growth in 3Q21. Our global brands – Budweiser, Stella Artois and Corona – delivered 9.3% revenue growth outside their home markets, where they typically command a price premium.

◾

We continue to develop the beer category across our markets. For example, in Brazil we achieved our all-time high rolling 12 months beer volume in 3Q21. In Colombia, supported in part by our innovations across new styles, price tiers and packs, beer share of total alcohol increased by approximately 120bps year-to-date August versus the comparable period in 2019, resulting in the country’s highest beer per capita consumption (PCC) in 25 years.

◾

We continued to leverage our ‘prove and move’ innovation strategy to scale up our winning solutions, resulting in our innovation portfolio making up approximately 10% of our revenues year-to-date. In 3Q21, the double malt concept was scaled to South Africa with the launch of Castle Double Malt. We also further expanded our portfolio to address key consumer trends in health and wellness, with Michelob ULTRA now launched in ten new markets.

o

Adding profitable growth in Beyond Beer globally: In 9M21, our global Beyond Beer business contributed 1.2 billion USD of revenue, with our hard seltzer portfolio expanding globally and growing 1.8x the segment in the US. We saw triple-digit revenue growth in the quarter of our leading canned cocktail brand, Cutwater, and Brutal Fruit in South Africa.

●	Creating new value from our ecosystem using data and technology:

o	Digitizing our relationships with our more than 6 million global customers: In 3Q21, our proprietary B2B platform, BEES, captured over 5.5 billion USD in gross merchandise value (GMV) with more than

ab-inbev.com	Press release – 28 October 2021 – 2

20 million orders placed, both metrics growing more than 20% from 2Q21. In September 2021, our monthly active user base (MAU) reached 2.1 million users. More information can be found at www.bees.com.
o

Leading the way in direct-to-consumer (DTC) beer sales: In 9M21, our owned DTC business revenue surpassed 1 billion USD, with e-commerce as the largest contributor growing by more than 90% and reaching nearly 50 million orders, 1.5x greater than all of 2020. In Brazil, Zé Delivery is now present in 280+ cities covering over 50% of the population. We continue to scale our courier platforms in Latin America, now available in ten of our markets outside of Brazil, including Mexico, Colombia and Ecuador.

Advancing sustainability around the world

Following the announcement of our first carbon neutral brewery earlier this year in Wuhan, China, during 3Q21 we achieved carbon neutrality for our second brewery and first malthouse in Brazil. As pioneers in sustainable brewing, we will continue to pursue innovation and partnerships in support of the transition to a low carbon economy.

In September 2021, at the 76th session of the United Nations Global Assembly, we were recognized as one of only 37 Global Compact LEAD companies for our ongoing commitment to the UN Global Compact, its Ten Principles for responsible business and the related Sustainable Development Goals.

Continued momentum of our business

Our top-line growth accelerated versus pre-pandemic levels of 2019. We remain confident in our execution capabilities, our portfolio performance and our accelerated digital transformation. We are focused on meeting the moment and building on our momentum, investing in and accelerating our strategic priorities to drive long-term value creation.

ab-inbev.com	Press release – 28 October 2021 – 3

2021 OUTLOOK

(i)

Overall Performance: We expect our EBITDA to grow between 10-12% and our revenue to grow ahead of EBITDA from a healthy combination of volume and price. The outlook for FY21 reflects our current assessment of the scale and magnitude of the COVID-19 pandemic, which is subject to change as we continue to monitor ongoing developments.

(ii)

Net Finance Costs: We expect the average gross debt coupon in FY21 to be approximately 4.0%. Net pension interest expenses and accretion expenses including IFRS 16 adjustments (lease reporting) are expected to be in the range of 140 to 160 million USD per quarter, depending on currency fluctuations. Net finance costs will continue to be impacted by any gains and losses related to the hedging of our share-based payment programs.

(iii)

Effective Tax Rates (ETR): We expect the normalized ETR in FY21 to be in the range of 28% to 30%, excluding any gains and losses relating to the hedging of our share-based payment programs. The increase versus 2020 is due to factors including the phasing out of temporary COVID-19 measures and changes to tax attributes in some key markets. The ETR outlook does not consider the impact of potential future changes in legislation.

(iv)

Net Capital Expenditure: We expect net capital expenditure of between 4.5 and 5.0 billion USD in FY21 as we are increasing investments in innovation and other consumer-centric initiatives to fuel our momentum.

(v)	Debt: Approximately 48% of our gross debt is denominated in currencies other than the US dollar, primarily the Euro. Our optimal capital structure remains a net debt to EBITDA ratio of around 2x.

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Figure 1. Consolidated performance (million USD)
	3Q20	3Q21	Organic
			growth
Total Volumes (thousand hls)	146 612	151 629	3.4%
AB InBev own beer	130 734	131 354	2.8%
Non-beer volumes	14 854	19 308	7.8%
Third party products	1 023	968	8.5%
Revenue	12 816	14 274	7.9%
Gross profit	7 561	8 236	5.3%
Gross margin	59.0%	57.7%	-142 bps
Normalized EBITDA	4 892	5 214	3.0%
Normalized EBITDA margin	38.2%	36.5%	-174 bps
Normalized EBIT	3 754	4 020	3.8%
Normalized EBIT margin	29.3%	28.2%	-111 bps

Profit from continuing operations attributable to equity holders of AB InBev	1 039	250
Profit attributable to equity holders of AB InBev	1 039	250
Normalized profit attributable to equity holders of AB InBev	1 578	1 002
Underlying profit attributable to equity holders of AB InBev	1 601	1 699

Earnings per share (USD)	0.52	0.12
Normalized earnings per share (USD)	0.79	0.50
Underlying earnings per share (USD)	0.80	0.85

	9M20	9M21	Organic
			growth
Total Volumes (thousand hls)	386 189	432 027	11.9%
AB InBev own beer	341 028	378 989	12.1%
Non-beer volumes	42 432	50 551	10.7%
Third party products	2 730	2 487	5.0%
Revenue	34 114	40 106	17.0%
Gross profit	19 762	23 105	16.1%
Gross margin	57.9%	57.6%	-46 bps
Normalized EBITDA	12 254	14 327	14.5%
Normalized EBITDA margin	35.9%	35.7%	-77 bps
Normalized EBIT	8 856	10 788	19.2%
Normalized EBIT margin	26.0%	26.9%	49 bps

Profit from continuing operations attributable to equity holders of AB InBev	-2 916	2 708
Profit attributable to equity holders of AB InBev	-860	2 708
Normalized profit attributable to equity holders of AB InBev	1 654	3 926
Underlying profit attributable to equity holders of AB InBev	3 407	4 290

Earnings per share (USD)	-0.43	1.35
Normalized earnings per share (USD)	0.83	1.96
Underlying earnings per share (USD)	1.71	2.14

ab-inbev.com	Press release – 28 October 2021 – 5

Figure 2. Volumes (thousand hls)
	3Q20	Scope	Organic	3Q21	Organic growth
			growth		Total Volume	Own beer volume
North America	29 530	27	-1 420	28 137	-4.8%	-5.0%
Middle Americas	32 454	-	3 137	35 591	9.7%	8.8%
South America	36 272	-20	3 146	39 399	8.7%	8.0%
EMEA	20 378	-70	1 816	22 124	8.9%	9.8%
Asia Pacific	27 659	-	-1 640	26 020	-5.9%	-5.8%
Global Export and Holding Companies	317	84	-42	360	-10.4%	-12.4%
AB InBev Worldwide	146 612	21	4 997	151 629	3.4%	2.8%

	9M20	Scope	Organic	9M21	Organic growth
			growth		Total Volume	Own beer volume
North America	81 506	83	-200	81 389	-0.2%	-0.7%
Middle Americas	84 313	-	19 258	103 570	22.8%	25.3%
South America	99 055	-45	12 318	111 327	12.4%	12.6%
EMEA	53 930	-183	8 918	62 665	16.6%	18.2%
Asia Pacific	66 705	-	5 396	72 101	8.1%	8.2%
Global Export and Holding Companies	681	208	86	975	9.7%	2.2%
AB InBev Worldwide	386 189	62	45 776	432 027	11.9%	12.1%

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KEY MARKET PERFORMANCES

United States: Premium brands and innovations outperform but industry comparable and cost headwinds pressure top- and bottom-line

●	Operating performance:

o

3Q21: Both revenue and EBITDA grew mid-single digits versus 2019. Compared to 3Q20, total revenue declined by 0.8%, with sales-to-wholesalers (STWs) declining by 4.7% and revenue per hl growing by 4.1%. Sales-to-retailers (STRs) declined 4.7%, driven by a lower industry, segment shift and supply chain disruptions resulting in out-of-stocks. EBITDA decreased by 2.6%.

o

9M21: Total revenue grew by 3.6%. Our STWs were flattish, with revenue per hl growth of 3.7%. Our STRs and EBITDA declined by 2.9% and 0.8% respectively. Versus 2019 top-line grew by mid-single digits.

●

Commercial highlights: We remain focused on the consistent execution of our commercial strategy and rebalancing our portfolio toward faster-growing premium segments and adjacencies. Michelob ULTRA once again outperformed the industry, maintaining its position as the second largest brand by volume and retail sales, according to IRI. Our seltzer portfolio continued gaining share of segment, growing 1.8x the segment year-to-date. Our canned cocktail brand Cutwater once again grew by triple-digits this quarter.

Mexico: Continued momentum with top- and bottom-line ahead of pre-pandemic levels

●	Operating performance:

o

3Q21: Our business delivered high single digit top-line and mid-single digit bottom-line growth versus the same period in 2019. Year-over-year, top-line declined by mid-single digits as we cycled last year’s post-lockdown inventory replenishment. The top-line decline coupled with anticipated FX and commodity headwinds resulted in an EBITDA decline of low-teens in 3Q21.

o	9M21: Top-line and EBITDA grew by double-digits, led by volume growth of over 17%.

●

Commercial highlights: Our financial performance and continued market share expansion above pre-pandemic levels are fueled by ongoing portfolio development, digital transformation, and channel expansion through OXXO and Modelorama. In 3Q21, our above core portfolio grew by double digits versus 2019 led by Michelob ULTRA, Pacifico, and the Modelo Family. We are expanding in the fast-growing Beyond Beer segment through innovations such as Michelob ULTRA Hard Seltzer and Corona Agua Rifada. Our BEES platform continues to expand, now comprising nearly 70% of our revenue.

Colombia: Top- and bottom-line ahead of pre-pandemic levels with category development delivering record volumes this quarter

●	Operating performance:

o

3Q21: We delivered top-line and EBITDA growth of more than 30%, led by record volumes this quarter, and supported by category expansion, the continued easing of COVID-19 restrictions and healthy revenue per hl growth. Versus 3Q19, our volume grew by mid-teens and EBITDA by mid-single digits.

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o	9M21: Top-line and EBITDA grew by strong double digits, led by volume growth of more than 30%.

●

Commercial highlights: We continue to grow the beer category by tapping into new occasions and new consumer segments, resulting in the country’s highest beer per capita consumption level in more than 25 years. We are enhancing the portfolio with innovation, which now makes up approximately 20% of our revenue. In 3Q21, we delivered growth across all segments of our portfolio, with our core brands, Aguila and Poker, growing by double-digits and our super-premium portfolio growing even faster, led by more than the 60% growth of our global brands. Our BEES platform continues to expand, now representing over 85% of our revenue, with an average Net Promoter Score (NPS) of 56.

Brazil: Top-line growth of 15.3%, with beer volumes reaching an all-time high on a rolling 12-month basis

●	Operating performance:

o

3Q21: Our business delivered revenue growth of 15.3%, with revenue per hl growth of 6.9%, driven by revenue management initiatives and favorable brand mix. Our beer volumes once again outperformed the industry according to our estimates, growing by 7.3% versus 3Q20 while lapping a strong performance, and by 35% versus 3Q19. On a rolling 12-month basis, we achieved our all-time high beer volumes in 3Q21. Non-beer volumes grew by 9.8%. EBITDA declined by 10.1%, with top-line growth primarily offset by transactional FX and commodity headwinds, coupled with higher SG&A expenses.

o	9M21: Our volumes grew by 11.6%, with beer volumes up by 11.7% and non-beer volumes up by 11.2%. Revenue increased by 22.2%, with revenue per hl growth of 9.5%. EBITDA grew by 1.5%.

●

Commercial highlights: In 3Q21, innovations represented more than 20% of revenue. Our business continues to transform digitally, with BEES covering more than 85% of our active customers across the country and Zé Delivery fulfilling more than 15 million orders in 3Q21, with a positive growth trend in the number of orders throughout the quarter. All segments of our beer portfolio grew by at least double-digits versus the same period in 2019, with the premium and core plus segments leading the way, followed by mid-twenties growth in the core segment.

Europe: Continued top- and bottom-line growth ahead of 3Q20 and pre-pandemic levels, supported by premiumization and on-premise recovery

●	Operating performance:

o

3Q21: Our business grew revenue by low-single digits and EBITDA by mid-single digits versus the same period last year, supported by premiumization, operational efficiencies and additional revenue management initiatives. As vaccination rates continued to increase in our key markets and as the on-premise recovers, our performance is improving, driven by healthy distribution and market share gains for our portfolio. Versus 3Q19, our top-line grew by high-single digits and bottom-line by low-teens.

o	9M21: Our revenue grew by mid-single digits with mid-single digit volume growth and low-single digit revenue per hl growth. EBITDA increased by high single digits.

ab-inbev.com	Press release – 28 October 2021 – 8

●

Commercial highlights: We are driving premiumization across Europe with our premium and super premium portfolio, making up over 50% of our revenue. In 9M21, our global brands grew revenue by mid-single digits, led by Budweiser and Corona, and our super premium portfolio grew by double-digits in our key markets, led by Leffe, Tripel Karmeliet and supported by the successful launch of our innovation Victoria in Belgium.

South Africa: Double-digit top-line growth driven by strong performances across our full brand portfolio

●	Operating performance:

o

3Q21: Our business delivered volume growth in the mid-twenties versus 3Q20, with revenue per hl growing by mid-single digits, driven by positive mix and revenue management initiatives. Top-line growth and strong operational leverage led to EBITDA growth of nearly 50%. Although there were 25 fewer trading days versus 3Q19, our revenue declined by only low-single digits versus pre-pandemic levels, reflecting strong underlying consumer demand for our products.

o	9M21: Volumes, revenue and EBITDA grew by strong double-digits.

●

Commercial highlights: Our results this quarter reflect the strength of our brand portfolio, with growth across all segments, led by a strong performance from Carling Black Label in our core portfolio. Our global brands grew by triple-digits and our Beyond Beer portfolio grew by over 70%, driven by Brutal Fruit and Flying Fish. BEES now makes up 80% of our revenue.

China: Continued premiumization, though industry impacted by COVID-19 restrictions

●	Operating performance:

o

3Q21: The implementation of COVID-19 restrictions led to a total industry decline of mid-single digits, according to our estimates. The restrictions disproportionately impacted our key regions, leading to a 7.1% volume decline. Revenue per hl grew 3.6%, driven by premiumization, resulting in a total revenue decline of 3.8% and an EBITDA decline of 7.0%.

o	9M21: Our volumes grew by 9.4% and revenue per hl grew by 7.3%, leading to total revenue growth of 17.4%. EBITDA grew by 26.6%.

●

Commercial highlights: We continue to invest behind our commercial strategy, focused on premiumization, channel and geographic expansion, and digitalization. In 3Q21, our super premium portfolio once again outperformed, growing volumes year-over-year led by the double-digit growth of Blue Girl and Hoegaarden.

Highlights from our other markets

●

Canada: Our top-line grew mid-single digits versus 3Q19. Year-over-year, our volumes were lower due to a declining industry, channel mix and supply chain constraints. Positive brand mix from the outperformance of our premium and Beyond Beer brands partially offset the volume decline.

●

Peru: We delivered double-digit top-line growth in 3Q21 versus last year and pre-pandemic levels, despite ongoing COVID-19 restrictions, through consistent operational excellence and investments in portfolio

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transformation. Our BEES platform represents more than 80% of our revenue with an average customer NPS of 64.

●

Ecuador: Our business momentum accelerated in 3Q21, delivering top-line ahead of 2019 pre-pandemic levels, even in the context of ongoing COVID-19 restrictions. Year-over-year, we delivered double-digit volume and revenue growth. To support the country’s economic recovery, our teams collaborated on “Pasaporte de la Vacunación” a digital platform established to encourage vaccination. Our BEES platform now makes up 90% of our revenue.

●

Argentina: We grew volume by 10% versus the same period in both 2020 and 2019, led by the outperformance of our core plus and premium brands, including Andes Origen, Corona and Stella Artois. Net revenue per hl grew by double-digits, driven by premiumization and revenue management initiatives in a highly inflationary environment.

●

Africa excluding South Africa: We continue to deliver profitable growth across Africa. Despite the challenging operating environment resulting from COVID-19, our business improved in the majority of our markets this quarter, resulting in strong volume growth versus the same period in both 2020 and 2019. In Nigeria, driven by the performance of our portfolio and expansion of our route-to-market, we delivered both volume and robust pricing translating to top-line growth of over 30% in the quarter.

●

South Korea: Our volumes outperformed the industry led by the continued success of our recent innovations, including the “All New Cass” and our new classic lager HANMAC. Volume declined by low-single digits this quarter in the context of the highest level of COVID-19 restrictions implemented since the beginning of the pandemic. Revenue per hl grew by low-single digits, driven primarily by favorable channel and brand mix.

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CONSOLIDATED INCOME STATEMENT

Figure 3. Consolidated income statement (million USD)
	3Q20	3Q21	Organic growth
Revenue	12 816	14 274	7.9%
Cost of sales	-5 256	-6 039	-11.6%
Gross profit	7 561	8 236	5.3%
SG&A	-3 942	-4 379	-7.3%
Other operating income/(expenses)	135	163	21.8%
Normalized profit from operations (normalized EBIT)	3 754	4 020	3.8%
Non-underlying items above EBIT	-92	-73
Net finance income/(cost)	-1 333	-1 900
Non-underlying net finance income/(cost)	-482	-747
Share of results of associates	48	73
Income tax expense	-610	-679
Profit from continuing operations	1 284	695
Discontinued operations results (underlying and non-underlying)	-	-
Profit	1 284	695
Profit attributable to non-controlling interest	244	444
Profit attributable to equity holders of AB InBev	1 039	250

Normalized EBITDA	4 892	5 214	3.0%
Normalized profit attributable to equity holders of AB InBev	1 578	1 002
.

	9M20	9M21	Organic growth
Revenue	34 114	40 106	17.0%
Cost of sales	-14 352	-17 001	-18.3%
Gross profit	19 762	23 105	16.1%
SG&A	-11 199	-12 950	-14.2%
Other operating income/(expenses)	293	633	38.1%
Normalized profit from operations (normalized EBIT)	8 856	10 788	19.2%
Non-underlying items above EBIT	-2 888	-290
Net finance income/(cost)	-5 537	-3 948
Non-underlying net finance income/(cost)	-1 870	-1 046
Share of results of associates	81	174
Income tax expense	-1 102	-1 910
Profit from continuing operations	-2 460	3 768
Discontinued operations results (underlying and non-underlying)	2 055	-
Profit	-405	3 768
Profit attributable to non-controlling interest	455	1 061
Profit attributable to equity holders of AB InBev	-860	2 708

Normalized EBITDA	12 254	14 327	14.5%
Normalized profit attributable to equity holders of AB InBev	1 654	3 926

Consolidated other operating income/(expenses) in the first nine months of 2021 increased by 38.1%, mainly driven by gains from sales of non-core assets in North America and Europe. As a reminder, in the second quarter of 2021, Ambev recognized 226 million USD income in other operating income related to tax credits following a favorable decision from the Brazilian Supreme Court. The impact is presented as a scope change and does not affect the presented organic growth rates.

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Non-underlying items above EBIT

Figure 4. Non-underlying items above EBIT from continuing and discontinued operations (million USD)
	3Q20	3Q21	9M20	9M21
COVID-19 costs	-54	-30	-132	-84
Restructuring	-37	-38	-97	-135
Business and asset disposal (including impairment losses)	-1	-	-155	14
Acquisition costs / Business combinations	-	-5	-4	-12
SAB Zenzele Kabili costs	-	-	-	-73
Impairment of Goodwill	-	-	-2 500	-
Non-underlying in profit from operations	-92	-73	-2 888	-290
Gain on disposal of Australia (in discontinued operations results)	-	-	1 919	-
Total non-underlying items in EBIT	-92	-73	-969	-290

EBIT excludes negative non-underlying items of 73 million USD in 3Q21 and 290 million USD in 9M21. This includes negative non-underlying items of 30 million USD in 3Q21 and 84 million USD in 9M21 related to costs associated with COVID-19. These costs are mainly related to personal protective equipment for our colleagues and charitable donations.

Net finance income/(cost)

Figure 5. Net finance income/(cost) (million USD)
	3Q20	3Q21	9M20	9M21
Net interest expense	-996	-878	-2 894	-2 709
Net interest on net defined benefit liabilities	-20	-18	-61	-55
Accretion expense	-123	-161	-414	-427
Mark-to-market	-23	-683	-1 747	-335
Net interest income on Brazilian tax credits	-36	12	-36	102
Other financial results	-135	-171	-385	-524
Net finance income/(cost)	-1 333	-1 900	-5 537	-3 948

Net finance costs in 9M21 were negatively impacted by the mark-to-market loss on the hedging of our share-based payment programs. The number of shares covered by the hedging of our share-based payment programs, and the opening and closing share prices, are shown in figure 6 below.

Figure 6. Share-based payment hedge
	3Q20	3Q21	9M20	9M21
Share price at the start of the period (Euro)	43.87	60.81	72.71	57.01
Share price at the end of the period (Euro)	46.23	49.15	46.23	49.15
Number of equity derivative instruments at the end of the period (millions)	55.0	55.0	55.0	55.0

Non-underlying net finance income/(cost)

Figure 7. Non-underlying net finance income/(cost) (million USD)
	3Q20	3Q21	9M20	9M21
Mark-to-market (Grupo Modelo deferred share instrument)	-10	-288	-739	-144
Other mark-to-market	-10	-278	-719	-140
Early termination fee of Bonds and Other	-462	-181	-412	-763
Non-underlying net finance income/(cost)	-482	-747	-1 870	-1 046

Non-underlying net finance cost in 9M21 includes mark-to-market losses on derivative instruments entered into to hedge the shares issued in relation to the Grupo Modelo and SAB combinations.

ab-inbev.com	Press release – 28 October 2021 – 12

The number of shares covered by the hedging of the deferred share instrument and the restricted shares are shown in figure 8, together with the opening and closing share prices.

Figure 8. Non-underlying equity derivative instruments
	3Q20	3Q21	9M20	9M21
Share price at the start of the period (Euro)	43.87	60.81	72.71	57.01
Share price at the end of the period (Euro)	46.23	49.15	46.23	49.15
Number of equity derivative instruments at the end of the period (millions)	45.5	45.5	45.5	45.5

Income tax expense

Figure 9. Income tax expense (million USD)
	3Q20	3Q21	9M20	9M21
Income tax expense	610	679	1 102	1 910
Effective tax rate	33.1%	52.2%	-76.6%	34.7%
Normalized effective tax rate	26.2%	35.1%	37.2%	29.5%
Normalized effective tax rate before MTM	26.0%	26.5%	24.3%	28.1%

The increase in our normalized ETR excluding mark-to-market gains and losses linked to the hedging of our share-based payment programs in both 3Q21 and 9M21 is primarily driven by country mix and reduced benefits of tax attributes.

Figure 10. Normalized Profit attributable to equity holders of AB InBev (million USD)
	3Q20	3Q21	9M20	9M21
Profit attributable to equity holders of AB InBev	1 039	250	-860	2 708
Non-underlying items, before taxes	92	73	2 888	290
Non-underlying finance (income)/cost, before taxes	482	747	1 870	1 046
Non-underlying taxes	-24	-64	-131	-107
Non-underlying non-controlling interest	-12	-4	-58	-11
Profit from discontinued operations (underlying and non-underlying)	-	-	-2 055	-
Normalized profit attributable to equity holders of AB InBev	1 578	1 002	1 654	3 926
Underlying profit attributable to equity holders of AB InBev	1 601	1 699	3 407	4 290

ab-inbev.com	Press release – 28 October 2021 – 13

Basic, normalized and underlying EPS

Figure 11. Earnings per share (USD)
	3Q20	3Q21	9M20	9M21
Basic earnings per share	0.52	0.12	-0.43	1.35
Non-underlying items, before taxes	0.05	0.04	1.45	0.14
Non-underlying finance (income)/cost, before taxes	0.24	0.37	0.94	0.52
Non-underlying taxes	-0.01	-0.03	-0.07	-0.05
Non-underlying non-controlling interest	-0.01	-	-0.03	-0.01
Profit from discontinued operations (underlying and non-underlying)	-	-	-1.03	-
Normalized earnings per share	0.79	0.50	0.83	1.96
Underlying earnings per share	0.80	0.85	1.71	2.14
Weighted average number of ordinary and restricted shares (million)	1 997	2 006	1 997	2 006

Figure 12. Key components - Normalized Earnings per share in USD
	3Q20	3Q21	9M20	9M21
Normalized EBIT before hyperinflation	1.89	2.01	4.46	5.40
Hyperinflation impacts in normalized EBIT	-0.01	-	-0.03	-0.02
Normalized EBIT	1.88	2.01	4.43	5.38
Mark-to-market (share-based payment programs)	-0.01	-0.34	-0.87	-0.17
Net finance cost	-0.66	-0.61	-1.90	-1.80
Income tax expense	-0.32	-0.37	-0.62	-1.01
Associates & non-controlling interest	-0.10	-0.19	-0.22	-0.45
Normalized EPS	0.79	0.50	0.83	1.96
Mark-to-market (share-based payment programs)	0.01	0.34	0.87	0.17
Hyperinflation impacts in EPS	-	0.01	-	0.01
Underlying EPS	0.80	0.85	1.71	2.14
Weighted average number of ordinary and restricted shares (million)	1 997	2 006	1 997	2 006

Reconciliation between profit attributable to equity holders and normalized EBITDA

Figure 13. Reconciliation of normalized EBITDA to profit attributable to equity holders of AB InBev (million USD)
	3Q20	3Q21	9M20	9M21
Profit attributable to equity holders of AB InBev	1 039	250	-860	2 708
Non-controlling interests	244	444	455	1 061
Profit	1 284	695	-405	3 768
Discontinued operations results (underlying and non-underlying)	-	-	-2 055	-
Profit from continuing operations	1 284	695	-2 460	3 768
Income tax expense	610	679	1 102	1 910
Share of result of associates	-48	-73	-81	-174
Net finance (income)/cost	1 333	1 900	5 537	3 948
Non-underlying net finance (income)/cost	482	747	1 870	1 046
Non-underlying items above EBIT (incl. non-underlying impairment)	92	73	2 888	290
Normalized EBIT	3 754	4 020	8 856	10 788
Depreciation, amortization and impairment	1 138	1 194	3 398	3 539
Normalized EBITDA	4 892	5 214	12 254	14 327

Normalized EBITDA and normalized EBIT are measures utilized by AB InBev to demonstrate the company’s underlying performance.

ab-inbev.com	Press release – 28 October 2021 – 14

Normalized EBITDA is calculated excluding the following effects from profit attributable to equity holders of AB InBev: (i) non-controlling interest; (ii) discontinued operations results; (iii) income tax expense; (iv) share of results of associates; (v) net finance cost; (vi) non-underlying net finance cost; (vii) non-underlying items above EBIT (including non-underlying impairment); and (viii) depreciation, amortization and impairment.

Normalized EBITDA and normalized EBIT are not accounting measures under IFRS accounting and should not be considered as an alternative to profit attributable to equity holders as a measure of operational performance, or an alternative to cash flow as a measure of liquidity. Normalized EBITDA and normalized EBIT do not have a standard calculation method and AB InBev’s definition of normalized EBITDA and normalized EBIT may not be comparable to that of other companies.

ab-inbev.com	Press release – 28 October 2021 – 15

RECENT EVENTS

Since 11th October 2021, the 325,999,817 restricted shares issued as part of the SAB transaction are freely convertible into new ordinary shares on a one-for-one basis at the election of the holder. As of 27th October we have received conversion requests from restricted shareholders for approximately 42.3 million restricted shares.

ab-inbev.com	Press release – 28 October 2021 – 16

NOTES

To facilitate the understanding of AB InBev’s underlying performance, the analyses of growth, including all comments in this press release, unless otherwise indicated, are based on organic growth and normalized numbers for 2019, 2020 and 2021. In other words, financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scope changes. Scope changes represent the impact of acquisitions and divestitures, the start or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. AB InBev has restated its 2019 results following the announcement of the agreement to divest Carlton & United Breweries (“the Australian operations”), its Australian subsidiary, to Asahi Group Holdings, Ltd. AB InBev is presenting the Australian operations prior to their disposal on 1 June 2020 as discontinued operations in a separate line of the consolidated income statement “profit from discontinued operations” in line with IFRS rules. As a result, all the presentations of AB InBev’s underlying performance and organic growth figures do not reflect the results of the Australian operations. All references per hectoliter (per hl) exclude US non-beverage activities. References to the High End Company refer to a business unit made up of a portfolio of global, specialty and craft brands across more than 30 countries. Whenever presented in this document, all performance measures (EBITDA, EBIT, profit, tax rate, EPS) are presented on a “normalized” basis, which means they are presented before non-underlying items and discontinued operations. Non-underlying items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as an indicator of the Company’s performance. We are reporting the results from Argentina applying hyperinflation accounting, starting from the 3Q18 results release in which we accounted for the hyperinflation impact for the first nine months of 2018. The IFRS rules (IAS 29) require us to restate the year-to-date results for the change in the general purchasing power of the local currency, using official indices before converting the local amounts at the closing rate of the period. These impacts are excluded from organic calculations and are identified separately in the annexes within the column labeled “Hyperinflation restatement”. In 9M21, we reported a positive impact on the profit attributable to equity holders of AB InBev of 29 million USD. The impact on normalized EPS was 0.01 USD in 3Q21 and 9M21. Values in the figures and annexes may not add up, due to rounding. 3Q21 and 9M21 EPS is based upon a weighted average of 2 006 million shares compared to a weighted average of 1 997 million shares for 3Q20 and 9M20.

Legal disclaimer

This release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include, statements other than historical facts and include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including, but not limited to, the effects of the COVID-19 pandemic and uncertainties about its impact and duration and the risks and uncertainties relating to AB InBev described under Item 3.D of AB InBev’s Annual Report on Form 20-F filed with the SEC on 19 March 2021. Many of these risks and uncertainties are, and will be, exacerbated by the COVID-19 pandemic and any worsening of the global business and economic environment as a result. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F and other reports furnished on Form 6-K, and any other documents that AB InBev has made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The third quarter 2021 (3Q21) and nine month (9M21) financial data set out in Figure 1 (except for the volume information), Figures 3 to 5, 7, 9, 10 and 13 of this press release have been extracted from the group’s unaudited condensed consolidated interim financial statements as of and for the nine months ended 30 September 2021 which have been reviewed by our statutory auditors PwC Réviseurs d’Entreprises SRL / PwC Bedrijfsrevisoren BV in accordance with the standards of the Public Company Accounting Oversight Board (United States). Financial data included in Figures 6, 8 11 and 12 have been extracted from the underlying accounting records as of and for the nine month ended 30 September 2021 (except for the volume information). References in this document to materials on our websites, such as www.bees.com, are included as an aid to their location and are not incorporated by reference into this document.

ab-inbev.com	Press release – 28 October 2021 – 17

CONFERENCE CALL AND WEBCAST

Investor Conference call and webcast on Thursday, 28 October 2021:

3.00pm Brussels / 2.00pm London / 9.00am New York

Registration details:

Webcast (listen-only mode):

AB InBev 3Q & 9M 2021 Results Webcast

To join by phone, please use one of the following two phone numbers:

Toll-Free: 877-407-8029

Toll: 201-689-8029

Investors	Media
Shaun Fullalove	Kate Laverge
Tel: +1 212 573 9287	Tel: +1 917 940 7421
E-mail: shaun.fullalove@ab-inbev.com	E-mail: kate.laverge@ab-inbev.com

Maria Glukhova	Ana Zenatti
Tel: +32 16 276 888	Tel: +1 646 249 5440
E-mail: maria.glukhova@ab-inbev.com	E-mail: ana.zenatti@ab-inbev.com

Jency John	Fallon Buckelew
Tel: +1 646 746 9673	Tel: +1 310 592 6319
E-mail: jency.john@ab-inbev.com	E-mail: fallon.buckelew@ab-inbev.com

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Hoegaarden®, Leffe® and Michelob ULTRA®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 164,000 colleagues based in nearly 50 countries worldwide. For 2020, AB InBev’s reported revenue was 46.9 billion USD (excluding JVs and associates).

ab-inbev.com	Press release – 28 October 2021 – 18

Annex 1

AB InBev Worldwide	3Q20	Scope	Currency Translation	Hyperinflation restatement	Organic Growth	3Q21	Organic Growth
Total volumes (thousand hls)	146 612	21	-	-	4 997	151 629	3.4%
of which AB InBev own beer	130 734	-2 900	-	-	3 520	131 354	2.8%
Revenue	12 816	-16	448	17	1 010	14 274	7.9%
Cost of sales	-5 256	15	-182	-6	-609	-6 039	-11.6%
Gross profit	7 561	-2	266	11	400	8 236	5.3%
SG&A	-3 942	-4	-142	-5	-286	-4 379	-7.3%
Other operating income/(expenses)	135	-	1	-4	30	163	21.8%
Normalized EBIT	3 754	-5	125	2	144	4 020	3.8%
Normalized EBITDA	4 892	1	171	2	147	5 214	3.0%
Normalized EBITDA margin	38.2%					36.5%	-174 bps

North America	3Q20	Scope	Currency Translation	Hyperinflation restatement	Organic Growth	3Q21	Organic Growth
Total volumes (thousand hls)	29 530	27	-	-	-1 420	28 137	-4.8%
Revenue	4 352	-5	41	-	-46	4 342	-1.1%
Cost of sales	-1 595	6	-13	-	-23	-1 625	-1.5%
Gross profit	2 758	1	28	-	-69	2 717	-2.5%
SG&A	-1 161	-22	-14	-	8	-1 189	0.7%
Other operating income/(expenses)	-3	1	-	-	19	16	740.0%
Normalized EBIT	1 594	-21	14	-	-42	1 544	-2.6%
Normalized EBITDA	1 791	-15	16	-	-49	1 743	-2.7%
Normalized EBITDA margin	41.2%					40.1%	-71 bps

Middle Americas	3Q20	Scope	Currency Translation	Hyperinflation restatement	Organic Growth	3Q21	Organic Growth
Total volumes (thousand hls)	32 454	-	-	-	3 137	35 591	9.7%
Revenue	2 644	1	135	-	383	3 163	14.5%
Cost of sales	-848	-2	-52	-	-215	-1 117	-25.3%
Gross profit	1 796	-1	83	-	168	2 047	9.4%
SG&A	-672	-	-40	-	-47	-759	-6.9%
Other operating income/(expenses)	1	-	-	-	3	5	194.1%
Normalized EBIT	1 126	-1	43	-	124	1 292	11.1%
Normalized EBITDA	1 374	-1	62	-	137	1 572	10.0%
Normalized EBITDA margin	52.0%					49.7%	-205 bps

South America	3Q20	Scope	Currency Translation	Hyperinflation restatement	Organic Growth	3Q21	Organic Growth
Total volumes (thousand hls)	36 272	-20	-	-	3 146	39 399	8.7%
Revenue	1 937	-12	37	17	481	2 459	24.8%
Cost of sales	-964	1	-17	-6	-305	-1 291	-31.4%
Gross profit	973	-11	20	11	176	1 168	18.1%
SG&A	-553	21	-16	-5	-153	-705	-28.5%
Other operating income/(expenses)	32	-	1	-4	19	48	58.7%
Normalized EBIT	452	10	5	2	42	511	9.1%
Normalized EBITDA	631	10	10	2	63	716	9.7%
Normalized EBITDA margin	32.6%					29.1%	-403 bps

ab-inbev.com	Press release – 28 October 2021 – 19

EMEA	3Q20	Scope	Currency Translation	Hyperinflation restatement	Organic Growth	3Q21	Organic Growth
Total volumes (thousand hls)	20 378	-70	-	-	1 816	22 124	8.9%
Revenue	1 876	-52	112	-	200	2 136	11.0%
Cost of sales	-884	36	-48	-	-89	-984	-10.4%
Gross profit	993	-16	64	-	112	1 152	11.5%
SG&A	-667	17	-31	-	-22	-704	-3.4%
Other operating income/(expenses)	41	-	2	-	15	58	36.3%
Normalized EBIT	366	-	35	-	105	506	28.5%
Normalized EBITDA	618	-	45	-	92	754	14.9%
Normalized EBITDA margin	32.9%					35.3%	119 bps

Asia Pacific	3Q20	Scope	Currency Translation	Hyperinflation restatement	Organic Growth	3Q21	Organic Growth
Total volumes (thousand hls)	27 659	-	-	-	-1 640	26 020	-5.9%
Revenue	1 838	-17	116	-	-37	1 901	-2.0%
Cost of sales	-801	-1	-49	-	25	-825	3.2%
Gross profit	1 037	-17	67	-	-11	1 076	-1.1%
SG&A	-604	17	-35	-	19	-603	3.3%
Other operating income/(expenses)	54	-	2	-	-28	28	-52.1%
Normalized EBIT	487	-1	34	-	-20	500	-4.1%
Normalized EBITDA	650	-1	45	-	-20	673	-3.1%
Normalized EBITDA margin	35.4%					35.4%	-41 bps

Global Export and Holding Companies	3Q20	Scope	Currency Translation	Hyperinflation restatement	Organic Growth	3Q21	Organic Growth
Total volumes (thousand hls)	317	84	-	-	-42	360	-10.4%
Revenue	168	69	8	-	28	272	11.8%
Cost of sales	-165	-25	-4	-	-3	-196	-1.4%
Gross profit	4	44	4	-	25	76	60.0%
SG&A	-284	-36	-6	-	-92	-418	-28.9%
Other operating income/(expenses)	9	-	-4	-	2	7	18.6%
Normalized EBIT	-271	8	-6	-	-65	-334	-24.4%
Normalized EBITDA	-173	8	-5	-	-75	-245	-44.4%

ab-inbev.com	Press release – 28 October 2021 – 20

Annex 2

AB InBev Worldwide	9M20	Scope	Currency Translation	Organic Growth	9M21	Organic Growth
Total volumes (thousand hls)	386 189	62	-	45 776	432 027	11.9%
of which AB InBev own beer	341 028	-2 805	-	40 766	378 989	12.1%
Revenue	34 114	-58	279	5 771	40 106	17.0%
Cost of sales	-14 352	49	-92	-2 606	-17 001	-18.3%
Gross profit	19 762	-9	187	3 165	23 105	16.1%
SG&A	-11 199	-16	-155	-1 579	-12 950	-14.2%
Other operating income/(expenses)	293	226	2	112	633	38.1%
Normalized EBIT	8 856	201	34	1 698	10 788	19.2%
Normalized EBITDA	12 254	212	84	1 777	14 327	14.5%
Normalized EBITDA margin	35.9%				35.7%	-77 bps

North America	9M20	Scope	Currency Translation	Organic Growth	9M21	Organic Growth
Total volumes (thousand hls)	81 506	83	-	-200	81 389	-0.2%
Revenue	11 888	-12	124	382	12 382	3.2%
Cost of sales	-4 437	33	-41	-261	-4 705	-6.0%
Gross profit	7 451	21	83	122	7 677	1.6%
SG&A	-3 265	-67	-42	-165	-3 539	-5.0%
Other operating income/(expenses)	-13	1	-	44	31	357.4%
Normalized EBIT	4 173	-45	40	1	4 169	0.0%
Normalized EBITDA	4 777	-33	46	-33	4 756	-0.7%
Normalized EBITDA margin	40.2%				38.4%	-154 bps

Middle Americas	9M20	Scope	Currency Translation	Organic Growth	9M21	Organic Growth
Total volumes (thousand hls)	84 313	-	-	19 258	103 570	22.8%
Revenue	6 890	1	39	2 126	9 057	30.9%
Cost of sales	-2 302	-2	-23	-845	-3 171	-36.7%
Gross profit	4 588	-	17	1 281	5 885	27.9%
SG&A	-1 930	-1	-20	-385	-2 336	-20.0%
Other operating income/(expenses)	2	-	1	7	9	354.6%
Normalized EBIT	2 661	-1	-3	902	3 558	33.9%
Normalized EBITDA	3 396	-1	10	992	4 397	29.2%
Normalized EBITDA margin	49.3%				48.5%	-62 bps

South America	9M20	Scope	Currency Translation	Organic Growth	9M21	Organic Growth
Total volumes (thousand hls)	99 055	-45	-	12 318	111 327	12.4%
Revenue	5 550	-35	-647	1 736	6 605	31.5%
Cost of sales	-2 691	3	311	-1 005	-3 382	-37.4%
Gross profit	2 860	-31	-336	731	3 223	25.8%
SG&A	-1 758	46	195	-443	-1 960	-25.9%
Other operating income/(expenses)	86	225	-8	32	336	37.3%
Normalized EBIT	1 188	240	-149	320	1 599	26.6%
Normalized EBITDA	1 778	240	-204	349	2 163	19.5%
Normalized EBITDA margin	32.0%				32.7%	-296 bps

ab-inbev.com	Press release – 28 October 2021 – 21

EMEA	9M20	Scope	Currency Translation	Organic Growth	9M21	Organic Growth
Total volumes (thousand hls)	53 930	-183	-	8 918	62 665	16.6%
Revenue	4 883	-140	355	801	5 899	16.9%
Cost of sales	-2 439	101	-154	-289	-2 781	-12.4%
Gross profit	2 444	-39	201	512	3 118	21.3%
SG&A	-1 931	49	-145	-174	-2 200	-9.3%
Other operating income/(expenses)	96	-	9	46	151	48.2%
Normalized EBIT	609	10	65	384	1 069	62.0%
Normalized EBITDA	1 331	9	102	372	1 815	27.8%
Normalized EBITDA margin	27.3%				30.8%	263 bps

Asia Pacific	9M20	Scope	Currency Translation	Organic Growth	9M21	Organic Growth
Total volumes (thousand hls)	66 705	-	-	5 396	72 101	8.1%
Revenue	4 447	-47	388	612	5 401	13.9%
Cost of sales	-2 017	-2	-167	-195	-2 381	-9.6%
Gross profit	2 430	-49	221	417	3 020	17.5%
SG&A	-1 565	47	-120	-91	-1 729	-6.0%
Other operating income/(expenses)	94	-	7	-9	91	-10.1%
Normalized EBIT	959	-1	108	317	1 382	33.1%
Normalized EBITDA	1 433	-1	146	337	1 915	23.5%
Normalized EBITDA margin	32.2%				35.5%	275 bps

Global Export and Holding Companies	9M20	Scope	Currency Translation	Organic Growth	9M21	Organic Growth
Total volumes (thousand hls)	681	208	-	86	975	9.7%
Revenue	455	175	20	114	763	18.2%
Cost of sales	-467	-86	-18	-11	-582	-2.1%
Gross profit	-11	89	2	102	182	145.4%
SG&A	-750	-92	-23	-322	-1 187	-38.3%
Other operating income/(expenses)	28	1	-7	-8	15	-26.6%
Normalized EBIT	-733	-3	-28	-227	-990	-30.6%
Normalized EBITDA	-460	-1	-17	-240	-718	-51.4%

ab-inbev.com	Press release – 28 October 2021 – 22